UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CARGO Therapeutics, Inc.

(Name of Subject Company)

CARGO Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14179K101

(CUSIP Number of Class of Securities)

Anup Radhakrishnan

Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

CARGO Therapeutics, Inc.

835 Industrial Road, Suite 400

San Carlos, CA 94070

(650) 499-8950

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tessa Bernhardt

Benjamin A. Potter

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by CARGO Therapeutics, Inc., a Delaware corporation (“CARGO” or the “Company”), with the U.S. Securities and Exchange Commission on July 23, 2025 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company (other than Shares held in the treasury by the Company, Shares owned, directly or indirectly, by Parent immediately prior to the Effective Time or Shares held by any stockholders of the Company who are entitled to and who properly exercise appraisal rights under Delaware law, which, in each case, will be canceled without any consideration), for (i) $4.379 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 21, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on July 21, 2025, by Parent, Concentra Merger Sub VII, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Tang Capital Partners, LP (“TCP”) and Tang Capital Management, LLC (“TCM”) (as amended and supplemented on or about August 7, 2025 and as may be further amended or supplemented from time to time).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

COVER. CONTENTS

The table of contents of the Schedule 14D-9 is hereby amended and supplemented by, adding immediately following “ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY,” the following items to the table of contents (subject to applicable changes in pagination):

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	34
ITEM 8. ADDITIONAL INFORMATION	35

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 (“The Solicitation or Recommendation—Background of the Offer and the Merger”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)

The paragraph on page 12 of the Schedule 14D-9 that begins “From early February 2025 to early March 2025, …” is hereby supplemented and amended by removing the strikethrough words and inserting the bold and underlined words:

From early February 2025 to early March 2025, the Company and, in accordance with the Company’s directives, TD Cowen contacted 16 potential ~~strategic buyers~~ counterparties regarding a potential sale of the Company and/or its assets or a licensing or partnership transaction (each such counterparty, a “strategic buyer”). Ten of the potential strategic buyers expressed potential interest in the Company and/or its assets and, of those parties, seven parties held introductory calls with management and three parties entered into confidentiality agreements with the Company.

(ii)

The paragraph on page 14 of the Schedule 14D-9 that begins “On April 3, 2025, the CARGO Board …” is hereby supplemented and amended by removing the strikethrough words and inserting the bold and underlined words:

On April 3, 2025, the CARGO Board and management held a meeting with TD Cowen present, during which the CARGO Board reviewed reverse merger proposals received during the Company’s outreach period and provided preliminary guidance on prioritizing ~~such~~ proposals with the following characteristics, among others: lower risk profile, high certainty of closing, limited post-closing liabilities and favorable competitive dynamics, valuation and financial status.

(iii)	The paragraph on page 14 of the Schedule 14D-9 that begins “On April 24, 2025, the CARGO Board …” is hereby supplemented and amended by inserting the bold and underlined words:

On April 24, 2025, the CARGO Board and management held a meeting with TD Cowen present, during which the potential prioritization and acceleration of a transaction with a financial buyer rather than a strategic buyer was discussed. The discussion focused on, among other things, (a) transaction timing and returning funds to stockholders quickly and efficiently while also maximizing total return to stockholders, noting that a transaction with a financial buyer could likely be consummated in a more efficient and timely manner than a transaction with a strategic buyer, (b) deal uncertainty and execution risk, including the additional time and resources required to complete a reverse merger transaction process relative to a transaction with a financial buyer and (c) recent reverse mergers in the biotechnology industry for similarly situated companies and the trading performance of such companies, which generally had underperformed. Based on the factors considered, the CARGO Board directed management to prioritize a transaction with a financial buyer rather than a strategic buyer.

(iv)	The paragraph on page 22 of the Schedule 14D-9 that begins “On July 3, 2025, representatives of Company Management …” is hereby supplemented and amended by inserting the bold and underlined words:

On July 3, 2025, representatives of Company management, the CARGO Transaction Committee and representatives of TD Cowen and Latham held a call to discuss the latest drafts of the transaction documents and a comparison of the proposals and material differences between Parent’s and Party B’s proposals, including the price per share, valued at $4.379 by Parent and approximately $4.313 by Party B, for Company stockholders based on the minimum closing net cash condition less a 2% retention for Parent at an implied equity value of approximately $213,000,000 and 4% retention for Party B at an implied equity value of approximately $210,000,000, as well as greater caps on certain estimated costs post-merger closing and transaction expense carveouts for Party B. A representative of the Company and representatives of Latham also discussed maximizing value to stockholders from the transaction and closing certainty, including that Parent had an extensive history of successfully consummating transactions with similarly situated biotechnology companies and committed financing. At the meeting, after consideration of Parent’s higher proposed value, greater closing certainty and committed financing, the CARGO Board decided to proceed with Parent’s proposal.

(v)

The paragraph on page 22 of the Schedule 14D-9 that begins “On July 4, 2025, Party I shared …” is hereby supplemented and amended by removing the strikethrough words and inserting the bold and underlined words:

On July 4, 2025, Party I shared with representatives of TD Cowen a non-binding “highly interested letter~~,~~” from an investment bank that Party I indicated was evaluating providing financing to Party I, stating such investment bank’s ~~which stated a bank’s~~ interest in attempting to arrange financing in the amount of $210,000,000 for Party I’s proposed acquisition of CARGO on a best-efforts basis and subject to due diligence and other approvals, without specifying a timeline. Given Party I’s lack of engagement in the due diligence process when prompted to do so, failure to provide greater certainty as to available funding after months of engagement, and uncertainty as to Party I’s ability to consummate a transaction in a timely manner, particularly given Party I’s lack of history in successfully consummating comparable transactions, as compared to other bidders, including Parent and Party B, the CARGO Board and management determined not to engage in further interactions with Party I.

Item 4 (“The Solicitation or Recommendation—Reasons for the Recommendation of the CARGO Board”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	The paragraph on page 24 of the Schedule 14D-9 that begins “Expected Return to Stockholders if the Company Liquidated …” is hereby supplemented and amended by inserting the bold and underlined words:

•

Expected Return to Stockholders if the Company is Liquidated. The CARGO Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation or dissolution, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described in this Item 4 under the heading “CARGO Management Dissolution Analysis”) and, among other factors, the following:

•

an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders and increase the likelihood of unknown liabilities of the Company, which potentially would further reduce funds available to return to stockholders;

•

the Company’s directors and officer do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process. For example, based on the financial analysis performed by the Company’s management (as more fully described in this Item 4 under the heading “CARGO Management Dissolution Analysis”), incremental expenses related to legal and accounting fees were estimated to be approximately $2.3 million and $1.5 million, respectively, if the Company were to effect a statutory liquidation or dissolution;

•

the Company’s directors and officer would also likely need to engage and compensate advisors and consultants to assist with efforts to monetize the Company’s technology and product candidates (including the CVR Products), which would reduce the liquidation proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism; and

•

the Company would need to set aside cash for an extended period to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders.

Given the forward-looking nature and complexity of the above factors, the CARGO Board found it impracticable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching its determination and recommendations, except as otherwise described in this Item 4 under the heading “CARGO Management Dissolution Analysis”. However, in evaluating the maximum $4.59 per Share liquidation value (as calculated by the Company’s management) and after factoring in expected fees, expenses, liabilities and obligations associated with a statutory liquidation or dissolution, and the unquantifiable risks associated with potential unknown or contingent liabilities that may arise due to the extended period of time required for the Company to complete an orderly liquidation process, the CARGO Board and management believed a statutory liquidation or dissolution would ultimately yield a lower per Share value to the Company’s stockholders as compared to Parent’s Offer Price of $4.379 per Share plus a CVR. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

(ii)	The paragraph on page 26 of the Schedule 14D-9 that begins “No Premium. The fact that …” is hereby supplemented and amended by inserting the bold and underlined words:

No Premium. The fact that the Cash Amount represents a negative premium to recent market prices of the Shares, including an approximately 4.4% negative premium to the Company’s closing share price prior to the Company’s public announcement on July 8, 2025. However, the timing of the Company’s public announcement occurred when the Shares were subject to market volatility after the earlier announcement of the Company’s election to discontinue the FIRCE-1 Phase 2 study of firicabtagene autoleucel (firi-cel). The CARGO Board also believed that recent market prices of the Shares were highly speculative and that there was additional potential per Share value via the CVRs, which would provide additional upside to the Company’s stockholders if there was additional cash on the balance sheet at Closing and during the two-year period following Closing in the event of a Disposition of a Company Product (each as defined in the CVR Agreement). Stockholders should review the information regarding the Company’s Share price performance set forth in Section 4 of the Offer to Purchase (“Special Factors—Price Range of Shares; Dividends”) and also obtain a current market quotation for the Shares;

(iii)

The last sentence of the paragraph on page 31 of the Schedule 14D-9 that begins “It was understood that TD Cowen’s opinion …” is hereby supplemented and amended by removing the strikethrough words and inserting the bold and underlined words:

In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Offer or the Merger relative to the $4.379 per Share upfront cash consideration or otherwise, (ii) the fairness of the Offer, the Merger, the $4.379 per Share upfront cash consideration (except to the extent expressly specified in TD Cowen’s opinion) or the CVR to the holders of any class of securities, creditors or other constituencies of CARGO or (iii) whether Parent or Merger Sub has sufficient cash, available lines of credit or other sources of funds ~~to enable it to pay~~ for the payment of the $4.379 per Share upfront cash consideration ~~at the closing of the Transaction~~ and any amounts payable pursuant to the CVR.

(iv)

The second sentence of the paragraph on page 32 of the Schedule 14D-9 that begins “As reflected in CARGO management’s liquidations analysis …” is hereby supplemented and amended by inserting the bold and underlined words:

TD Cowen applied to such total estimated distributable amount a selected discount rate ranging from 6.8% to 15.5% (derived utilizing the ICE BofA U.S. high-yield index effective yield as of July 3, 2025 at the low-end of such range and a weighted average cost of capital calculation for CARGO at the high-end of such range), assuming 80% to 100% of the amount available for the final distribution payable in calendar year 2028, to derive an estimated net present value per Share reference range for the total estimated per Share amount distributable upon liquidation as estimated by CARGO management.

(v)

The eighth sentence in the paragraph on page 33 of the Schedule 14D-9 that begins “The summary set forth above does not purport to be …” is hereby supplemented and amended by removing the strikethrough words and inserting the bold and underlined words:

Accordingly, such ~~analyses~~ analysis and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2025

CARGO Therapeutics, Inc.

By:	/s/ Anup Radhakrishnan
Anup Radhakrishnan
Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer